Exhibit 99.1

SuperCom Announces Pricing of $2.9 Million Registered Direct Offering

TEL AVIV, Israel, Apr. 18, 2024 -- SuperCom (NASDAQ: SPCB), a global provider of secured solutions for the e-Government, IoT, and Cybersecurity sectors, announced today that it has entered into a securities purchase agreement with a single institutional investor to purchase approximately $2.9 million of its ordinary shares (or pre-funded warrants in lieu thereof) in a registered direct offering and warrants to purchase ordinary shares in a concurrent private placement. The combined effective purchase price for one ordinary share (or pre-funded warrant in lieu thereof) and a warrant to purchase one ordinary share will be $0.36.

Under the terms of the securities purchase agreement, SuperCom has agreed to sell 8,116,155 ordinary shares (or pre-funded warrants in lieu thereof). In a private placement, which will be consummated concurrently with the offering, SuperCom has also agreed to issue warrants to purchase up to an aggregate of 8,116,155 ordinary shares. The warrants will be immediately exercisable upon issuance, will expire five years from the date of issuance, and will have an exercise price of $0.38 per ordinary share.

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The offering is expected to close on or about April 19, 2024, subject to the satisfaction of customary closing conditions.

The ordinary shares (or pre-funded warrants in lieu thereof) are being offered pursuant to SuperCom’s shelf registration statement on Form F-3 (File No. 333-261442), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on December 27, 2021. The offering will be made only by means of a prospectus supplement that forms a part of such registration statement. The warrants to be issued in the concurrent private placement and the ordinary shares issuable upon exercise of such warrants were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and have not been registered under the Act or applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A prospectus supplement relating to the ordinary shares (or pre-funded warrants in lieu thereof) will be filed by SuperCom with the SEC. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3745.

About SuperCom

Since 1988, SuperCom has been a global provider of traditional and digital identity solutions, providing advanced safety, identification, and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secure Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom's website is http://www.supercom.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical or current facts. These forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from the statements made. Examples of these statements include, but are not limited to, statements regarding business and economic trends, the levels of consumer, business and economic confidence generally, the adverse effects of these risks on our business or the market price of our ordinary shares, and other risks and uncertainties described in the forward looking statements and in the section captioned "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the "SEC") on April 20, 2023, our reports on Form 6-K filed from time to time with the SEC and our other filings with the SEC. Except as required by law, we not undertake any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

SuperCom Investor Relations:
ir@supercom.com